02047010

YE
8/31/02

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 04 2002
WASH., D.C.
153

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-30868

For August 15 to 31, 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: August 31, 2002

By:

Koichi Suzuki
President

CROSSWAVE

For Immediate Release

Crosswave to Launch Japan's First SLA for Wide-area Ethernet Platform service

-- Enhancing its service level by guaranteeing network performance --

TOKYO, August 28, 2002 -- Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI), today announced that as of September 1, 2002, the company will launch Japan's first service level agreement (SLA) for its Wide-area Ethernet Platform service. The SLA guarantees that the monthly average service delay time within Crosswave's network will be no more than 40 milliseconds. As part of the agreement, Crosswave will disclose the average delay time every month on its website.

"The launch of this SLA will undoubtedly enhance customer confidence by establishing network delay criteria and showing on a monthly basis that this criteria has been met," said Akio Onishi, CEO of Crosswave. "We continue to strive to offer the best possible solutions to create tailor-made private networks for our customers through the addition of value-added services."

SLA content and information disclosure

SLA	The monthly average delay time (round-trip) within the network* will be no more than 40 milliseconds.
Guaranty	If Crosswave fails to meet this standard, it will credit 1/90 of the basic monthly charge against the amount invoiced to the customer for the Platform-type network service or Ethernet terminal device.
Means of disclosure	The average delay time for each month will be disclosed the following month on the Crosswave website (http://www.cwc.co.jp/).

* Average real delay time across main Crosswave facilities.
Note: No extra charges will be incurred by the introduction of SLAs.

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581 E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

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